Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2013	2014	2015	2016	2017
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$5,493	$15,394	$18,327	$21,760	$46,195
Interest expense, net of amortization of premium/discount	17,526	20,656	24,449	15,454	15,268
Amortization of deferred financing fees	1,758	2,156	2,089	1,731	1,574
Distributed income of equity investees	71	45	892	689	3,693
Portion of rent expense representative of interest	2,605	3,027	3,718	4,075	4,369
Total earnings	$27,453	$41,278	$49,475	$43,709	$71,099

Fixed Charges (1):
Interest expense, net of amortization of premium/discount	$17,526	$20,656	$24,449	$15,454	$15,268
Capitalized interest	5,038	5,767	5,376	7,207	12,527
Amortization of deferred fees	1,758	2,156	2,089	1,731	1,574
Portion of rent expense representative of interest	2,605	3,027	3,718	4,075	4,369
Total fixed charges	$26,927	$31,606	$35,632	$28,467	$33,738

Consolidated ratio of earnings to fixed charges	1.0	1.3	1.4	1.5	2.1

(1)
As of December 31, 2013, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.